UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

CENOVUS ENERGY INC.
(Exact name of the registrant as specified in its charter)

Alberta, Canada	1-34513	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4100, 225 6 Ave SW
Calgary, Alberta, Canada		T2P 0M5
(Address of principal executive offices)		(Zip code)

Karamjit S. Sandhar
1-403-766-5883
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .

X Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01 CONFLICT MINERALS DISCLOSURE AND REPORT

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

ITEM 2.01 RESOURCE EXTRACTION ISSUER DISCLOSURE AND REPORT

Cenovus Energy Inc. (“Cenovus”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Cenovus is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Cenovus’s ESTMA report is available on Cenovus’s website at ESTMA-2023-annual-report-NRCan-format.pdf (mc-95523900-b89e-4513-a7cd-2165-cdn-endpoint.azureedge.net) or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.
SECTION 3 – EXHIBITS

ITEM 3.01. EXHIBITS

Exhibit 2.01 – Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Karamjit S. Sandhar	September 24, 2024
Name: Karamjit S. Sandhar		(Date)
Title: Executive Vice-President & Chief Financial Officer